August 20, 2012

From:	James Michael Whitfield,
Dynamic Energy Alliance Corporation

To:	Kevin L. Vaughn, Accounting Branch Chief, SEC
Tara Harkins, Staff Accountant, SEC

Via:	Edgar filing and email to: HarkinsT@SEC.GOV

	Re:	Dynamic Energy Alliance Corporation Amendment 1 to Form 10-K for the Year Ended December 31, 2011 Filed July 26, 2012 File No. 000-11050

Gentlemen,

Pursuant to the subsequent response letter submitted by Dynamic Energy Alliance Corporation (the “Company”) to your office on July 26, 2012 (including the Amendment 1 to Form 10-K for the Year Ended December 31, 2011 filed on same date), we kindly submit the following subsequent response to the attached second SEC comment letter dated August 3, 2012.

After review by our accountants and auditors, the following are comments from the Company’s management, in the same order and numbering as detailed in the SEC comment letter.

1.      General

Comment:

“Please provide the three acknowledgements included at the end of our June 19, 2012 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.”

Response:

I, James Michael Whitfield, President and CEO of the Company, hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.      Amendment 1 to Form 10-K for the Year Ended December 31, 2011

Item 15. Exhibits and Financial Statement Schedules, page 37

Exhibit 31.1 and Exhibit 31.2, page 37

Comment:

“We note that you do not include these exhibits within this filing. Please amend your filing to include the certifications that are required by Item 601(b)(31) of Regulation S-K.”

Response:

The Company has included the required Exhibits 31.1, 31.2 and 32.2 in Amendment 2 to Form 10-K/A for the Year Ended December 31, 2011, filed herewith on same date as this letter.

The Company’s management and accountants have prepared and filed Amendment 2 to Form 10-K/A for the Year Ended December 31, 2011, and kindly requested a letter of acceptance from the SEC to conclude this matter.

If you have additional questions or further comments, feel free to contact me at the numbers provided.

Thank you for your assistance in this matter.

Yours truly,

James Michael Whitfield
President and CEO